Exhibit 12.1

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our deficiency of earnings to cover fixed charges. Our earnings were insufficient to cover fixed charges for the six month fiscal year ended September 30, 2017 and the fiscal years ended March 31, 2017, 2016 and 2015.

	Six Months Ended September 30,	Year Ended March 31,
	2017	2017	2016	2015
Ratio of earnings to fixed charges	*	*	*	*

*	Our earnings were insufficient to cover fixed charges for the six month fiscal year ended September 30, 2017 and the years ended March 31, 2017, 2016 and 2015 and we are unable to disclose a ratio of earnings to fixed charges for such periods. The dollar amount of the deficiency in earnings available for fixed charges for the six month fiscal year ended September 30, 2017 and the years ended March 31, 2017, 2016 and 2015 was $(3.0) million, $(4.4) million, $(578) thousand and $(1.8) million, respectively.